United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale approves debentures public offering

Rio de Janeiro, October 11, 2024 - Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved, on this date, the 10th (tenth) issuance of simple, non-convertible debentures, unsecured, in 3 (three) series, totaling R$6,000,000,000.00 (six billion reais), with maturities of 10, 12, and 15 years, in accordance with Law No. 6.404/1976 (“Law 6.404”), Law No. 12.431/2011 (“Law 12.431”), Decree No. 11.964/2024 (“Decree 11.964”), and other applicable legal and regulatory provisions (“Issuance”), which will be subject to a public offering in the Brazilian market under the automatic registration distribution process, in accordance with Article 26, item IV, letter (a) of the Brazilian Securities and Exchange Commission Resolution No. 160/2022, Law No. 6.385/1976, and other applicable legal and regulatory provisions (“Offering”).

The Issuance will be conducted under Article 2 of Law 12.431, Decree 11.964, and the Ministry of Transportation Ordinance No. 689/2024 (“MT Ordinance 689”), considering the classification of investment projects (as outlined in the Issuance deed) as priority projects in the transportation sector, through protocol with the Ministry of Transportation, pursuant to Article 8 and subsequent articles of Decree 11.964 and Article 10 of MT Ordinance 689, subject to compliance with the requirements and procedures listed therein. The protocol of the application for the Offering's registration before CVM, along with all required documents, will be filed in due course.

This release is being published by the Company solely in compliance with CVM Resolution No. 44/2021 and paragraph 4 of Article 157 of Law No. 6.404, and is for informational purposes only. It should not be interpreted or considered, for all legal purposes, as promotional or sales material for the Issuance and Offering. The Company will keep the market and its shareholders informed about the development of the Issuance and the Offering.

Murilo Muller

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 11, 2024		Director of Investor Relations